ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 4[redacted]42-64-94, 42-64-95

«15th» May 2006г.

06014003

№ 13-05-465

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 31 2006
WASH, D.C.
185

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the significant facts and information on developments which may significantly affect the value of the securities of the open joint stock company.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 6 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

6/2

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«15» мая 2006г. № 13-05-465

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщения о существенном факте, а также сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 6 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

Information on the significant fact
"Information on accrued yield on the Issuer's securities"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***
1.8. Periodicals used by the Issuer to publish information	***"Prilozheniye k Vestniku FSFR Rossii", newspaper "Neft Priobya"***

1.9. Code of the significant fact	***0600155A100532006***

2. Information Content

2.1. Class, category (type) and other identifying attributes of registered securities: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas".***

2.2. Issues state registration numbers, state registration date:

ordinary shares: 1-01-00155-A as of June 24, 2003;

preferred shares: 2-01-00155-A as of June 24, 2003.

2.3. Registering body that has registered the securities issue: ***Federal Securities Commission of Russia.***

2.4. The Issuer's managing body which adopted a resolution to pay dividends on the Issuer's shares: ***annual general shareholders' meeting of OJSC "Surgutneftegas".***

2.5. Date when the resolution to pay dividends was adopted: ***May 06, 2006.***

2.6. Date when the minutes of the general shareholders' meeting of OJSC "Surgutneftegas" were drawn: ***May 10, 2006.***

2.7. Total amount of dividends accrued on the Issuer's shares of a certain category (type):

RUR 28,580,795,764.00 for ordinary shares;

RUR 8,087,098,146.75 for preferred shares;

Amount of dividend accrued on one share of a certain category (type):

RUR 0.80 per an ordinary share;

47-15-338
10.05.2006

RUR 1.05 per a preferred share.   2.8. Method of yield payment on the Issuer's securities: ***Funds.***   2.9. Dividend payment end date: ***04.07.2006.***   2.10. Total amount of dividends paid on the Issuer's shares: ***RUR 0.00.***

3. Signature
3.1. ***Director General***   ***OJSC "Surgutneftegas"*** ________________ ***Vladimir L. Bogdanov***   3.2. Date 10 May 2006 Stamp

Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors "To establish a sole executive body"

1. General Information	
1.1. The Issuer's full corporate name	*Open Joint Stock Company "Surgutneftegas"*
1.2. The Issuer's abbreviated corporate name	*OJSC "Surgutneftegas"*
1.3. The Issuer's location	*ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation*
1.4. The Issuer's OGRN code	*1028600584540*
1.5. The Issuer's taxpayer identification number (INN)	*8602060555*
1.6. The Issuer's unique code as assigned by the registering authority	*00155-A*
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Date of the Issuer's Board Meeting: ***May 06, 2006.***

2.2. Date and number of Minutes of the Issuer's Board Meeting: ***May 06, 2006, Minutes No 2.***

2.3. Resolutions adopted by the Issuer's Board Meeting:

The Board of Directors' unanimous resolutions are:

To appoint Vladimir L. Bogdanov as the Director General of Open Joint Stock Company "Surgutneftegas"

2.4. Additional information on the person appointed as a director general:

First, Middle, Last Name: **Vladimir Leonidovich Bogdanov**

- the person's share of participation in the Issuer's charter capital: ***0.3028%;***
- number of Issuer's ordinary shares owned by the person: ***0.3673%;***
- the person's share of participation in the charter capital of subsidiary and affiliated companies of the Issuer: ***no;***
- number of ordinary shares of subsidiary and/or affiliated companies of the Issuer owned by the person: ***no;***
- number of ordinary shares of the Joint Stock Company and/or subsidiary and affiliated companies which can be purchased by the person while executing its right for the option of the Issuer and/or its subsidiary and affiliated companies: ***no.***

3. Signature

3.1. ***Director General***
OJSC "Surgutneftegas" ________________ ***Vladimir L. Bogdanov***

3.2. Date 10 May 2006	Stamp

Information on the significant fact
"Information on resolutions of general meetings"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***
1.8. Periodicals used by the Issuer to publish information	***"Prilozheniye k Vestniku FSFR Rossii", newspaper "Neft Priobya"***

1.9. Code of the significant fact	***1000155A10052006***

2. Information Content
2.1. Type of the general meeting (annual, extraordinary): ***annual***
2.2. Form of the general meeting: ***a meeting (the joint presence of shareholders to discuss the items on the meeting's agenda and adopt resolutions on the items put to the vote)***
2.3. Date of the general meeting: ***May 6, 2006***
Venue of the meeting: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul.Entuziastov, 34***
2.4. Quorum of the general meeting:
The number of votes belonging to the shareholders as of the record date (March 20, 2006) was:
- 35,724,822,641 votes on Items 1, 2, 3, 5, 6, 7 and 8 of the Meeting's agenda;
- 321,523,403,769 votes on Item 4 of the Meeting's agenda;
The number of votes belonging to the persons who participated in the Meeting was:
- 31,113,102,926 votes on Items 1, 2, 3, 5, 6, 7 and 8 of the Meeting's agenda;
- 280,017,926,334 votes on Item 4 of the Meeting's agenda;
In accordance with the Law of the Russian Federation "On Joint

Stock Companies", the Meeting had a quorum on all items of the Meeting's agenda.

2.5. Items put to the vote and the results of the vote:

1. Approval of OJSC "Surgutneftegas" annual report for 2005.

2. Approval of the annual accounting records of OJSC "Surgutneftegas", including the profit and loss account for 2005.

3. Approval of distribution of profit (loss) of OJSC "Surgutneftegas" for 2005, including the dividend payment (declaration), approval of the size, form, period, and scheme of dividend payment on shares of each category.

4. Electing members of OJSC "Surgutneftegas" Board of Directors.

5. Electing members of OJSC "Surgutneftegas" Auditing Committee.

6. Approval of the Auditor of OJSC "Surgutneftegas".

7. Amendments to the Charter of OJSC "Surgutneftegas".

8. Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in conformity with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6).

The results of the vote by ballot papers on Item 1:

- number of affirmative votes is 31,008,515,519;
- number of negative votes is 1,246;
- number of abstaining votes is 58,024,150.

The results of the vote by ballot papers on Item 2:

- number of affirmative votes is 31,009,159,889;
- number of negative votes is 6,121;
- number of abstaining votes is 57,393,807.

The results of the vote by ballot papers on Item 3:

- number of affirmative votes is 31,064,967,611;
- number of negative votes is 25,481;
- number of abstaining votes is 101,025.

The results of the cumulative vote by ballot papers on Item 4:

- number of affirmative votes is 278,717,124,240;.

The candidates to the Board of Directors received the votes as follows:

No.	Last Name, First Name, Middle Name	Number of votes cast for the candidate
1.	Ananiev Sergei Alekseevich	30,857,364,065
2.	Bogdanov Vladimir Leonidovich	31,605,224,588
3.	Bulanov Alexander Nikolaevich	30,895,548,567

4.	Gorbunov Igor Nikolaevich	30,838,847,270
5.	Druchinin Vladislav Egorovich	30,813,631,906
6.	Zakharchenko Nikolai Petrovich	30,868,590,270
7.	Matveev Nikolai Ivanovich	30,890,608,692
8.	Medvedev Nikolai Yakovlevich	201,333,238
9.	Mugu Baizet Yunusovich	138,399,928
10.	Rezyapov Alexander Filippovich	30,800,667,157
11.	Usmanov Ildus Shagalievich	30,806,908,559

- number of negative votes is 193,509;
- number of abstaining votes is 387,049,050.

The results of the vote by ballot papers on Item 5 (excluding the votes belonging to the members of the Board of Directors):

5.1. As to the candidacy of Zhuchko Tatiana Nikolaevna:
- number of affirmative votes is 30,866,201,700;
- number of negative votes is 252,452;
- number of abstaining votes is 45,823,104;

5.2. As to the candidacy of Komarova Valentina Panteleevna:
- number of affirmative votes is 30,868,226,767;
- number of negative votes is 180,951;
- number of abstaining votes is 43,887,040;

5.3. As to the candidacy of Oleynik Tamara Fedorovna:
- number of affirmative votes is 30,867,394,431;
- number of negative votes is 212,787;
- number of abstaining votes is 43,789,540.

The results of the vote by ballot papers on Item 6:
- number of affirmative votes is 31,032,431,646;
- number of negative votes is 168,786;
- number of abstaining votes is 31,759,738.

The results of the vote by ballot papers on Item 7:
- number of affirmative votes is 30,922,393,818;
- number of negative votes is 97,514,151;
- number of abstaining votes is 46,315,876.

The results of the vote by ballot papers on Item 8:
- number of affirmative votes is 30,918,138,637;
- number of negative votes is 126,395,042;
- number of abstaining votes is 15,490,232.

2.6. Wording of the resolutions adopted by the general meeting:

As to Item 1, the following resolution is adopted:
"To approve the annual report of OJSC "Surgutneftegas" for 2005".

As to Item 2, the following resolution is adopted:
"To approve annual accounting records of OJSC "Surgutneftegas", including the profit and loss account for 2005".

As to Item 3, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2005. To declare dividend payment for 2005: a preferred share of OJSC "Surgutneftegas" – RUR 1.05, an ordinary share of OJSC "Surgutneftegas" – RUR 0.8; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 22, 2006. The date when dividend payment is terminated is July 7, 2006."

As to Item 4, the following resolution is adopted:
"Elect the following Board of Directors:

1. ***Ananiev Sergei Alekseevich***
2. ***Bogdanov Vladimir Leonidovich***
3. ***Bulanov Alexander Nikolaevich***
4. ***Gorbunov Igor Nikolaevich***
5. ***Druchinin Vladislav Egorovich***
6. ***Zakharchenko Nikolai Petrovich***
7. ***Matveev Nikolai Ivanovich***
8. ***Rezyapov Alexander Filippovich***
9. ***Usmanov Ildus Shagalievich***

As to Item 5, the following resolution is adopted:
"To elect the following Auditing Committee of OJSC "Surgutneftegas":

1. ***Zhuchko Tatiana Nikolaevna***
2. ***Komarova Valentina Panteleevna***
3. ***Oleynik Tamara Fedorovna***

As to Item 6, the following resolution is adopted:
"To approve Limited Liability Company "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2006".

As to Item 7, the following resolution is adopted:
"To amend the Charter of OJSC "Surgutneftegas".

As to Item 8, the following resolution is adopted:

"To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements:

the transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies".

This resolution remains valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2006".

3. Signature		
3.1. ***Director General OJSC "Surgutneftegas"***	______________	***Vladimir L. Bogdanov***
3.2. Date 10 May 2006	Stamp	

Сообщение о существенном факте «Сведения о решениях общих собраний»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Сургутнефтегаз»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Сургутнефтегаз»*
1.3. Место нахождения эмитента	*Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1*
1.4. ОГРН эмитента	*1028600584540*
1.5. ИНН эмитента	*8602060555*
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	*00155-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.surgutneftegas.ru*
1.8. Название периодических печатных изданий, используемых эмитентом для опубликования информации	*«Приложение к Вестнику ФСФР России», газета «Нефть Приобья»*

1.9. Код существенного факта	*1000155A10052006*

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное): *годовое*

2.2. Форма проведения общего собрания: ***собрание (совместное присутствие акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование)***

2.3. Дата проведения общего собрания: ***6 мая 2006 года***

Место проведения общего собрания: ***Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 34***

2.4. Кворум общего собрания:

Число голосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в Собрании (по состоянию на 20.03.2006) составило:
по вопросам 1, 2, 3, 5, 6, 7, 8 повестки дня Собрания – 35 724 822 641 голос;
по вопросу 4 повестки дня Собрания – 321 523 403 769 голосов;

Число голосов, которыми обладали лица, принявшие участие в Собрании составило:
по вопросам 1, 2, 3, 5, 6, 7, 8 повестки дня Собрания – 31 113 102 926 голосов;
по вопросу 4 повестки дня Собрания – 280 017 926 334 голоса;

В соответствии с Законом Российской Федерации «Об акционерных обществах» Собрание имело кворум по всем вопросам повестки дня Собрания.

2.5. Вопросы, поставленные на голосование, и итоги голосования по ним:

1. Утверждение годового отчета ОАО «Сургутнефтегаз» за 2005 год.

2. Утверждение годовой бухгалтерской отчетности ОАО «Сургутнефтегаз», в том числе отчетов о прибылях и убытках за 2005 год.

3. Утверждение распределения прибыли (убытков) ОАО «Сургутнефтегаз» за 2005 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы, срока и порядка выплаты дивидендов по акциям каждой категории.

4. Избрание членов Совета директоров ОАО «Сургутнефтегаз».

5. Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз».

6. Утверждение аудитора ОАО «Сургутнефтегаз».

7. Внесение изменений в устав ОАО «Сургутнефтегаз».

8. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»).

Результаты голосования бюллетенями по вопросу №1:

- *число голосов «за»* *31 008 515 519;*
- *число голосов «против»* *1246;*
- *число голосов «воздержался»* *58 024 150.*

Результаты голосования бюллетенями по вопросу №2:

- *число голосов «за»* *31 009 159 889;*
- *число голосов «против»* *6121;*
- *число голосов «воздержался»* *57 393 807.*

Результаты голосования бюллетенями по вопросу №3:

- *число голосов «за»* *31 064 967 611;*
- *число голосов «против»* *25 481;*
- *число голосов «воздержался»* *101 025.*

Результаты кумулятивного голосования бюллетенями по вопросу №4:

- *число голосов «за»* *278 717 124 240;*

Голоса распределились между кандидатами в члены Совета директоров в следующем порядке:

№ п/п	Фамилия, имя, отчество кандидата	Число голосов, поданных за кандидата
1	2	3
1.	Ананьев Сергей Алексеевич	30 857 364 065
2.	Богданов Владимир Леонидович	31 605 224 588
3.	Буланов Александр Николаевич	30 895 548 567
4.	Горбунов Игорь Николаевич	30 838 847 270
5.	Davčinin Владислав Егорович	30 813 631 906
6.	Захарченко Николай Петрович	30 868 590 270
7.	Матвеев Николай Иванович	30 890 608 692
8.	Медведев Николай Яковлевич	201 333 238
9.	Мугу Байзет Юнусович	138 399 928
10.	Резяпов Александр Филиппович	30 800 667 157
11.	Усманов Илдус Шагалиевич	30 806 908 559

- *число голосов «против»* *193 509;*
- *число голосов «воздержался»* *387 049 050.*

Результаты голосования бюллетенями по вопросу №5 (без учета голосов, принадлежащих членам Совета директоров):

5.1. по кандидатуре: Жучко Татьяны Николаевны

- *число голосов «за»* *30 866 201 700;*
- *число голосов «против»* *252 452;*
- *число голосов «воздержался»* *45 823 104.*

5.2. по кандидатуре: Комаровой Валентины Пантелеевны

- *число голосов «за»* *30 868 226 767;*
- *число голосов «против»* *180 951;*
- *число голосов «воздержался»* *43 887 040.*

5.3. по кандидатуре: Олейник Тамары Федоровны:

- *число голосов «за»* *30 867 394 431;*
- *число голосов «против»* *212 787;*
- *число голосов «воздержался»* *43 789 540.*

Результаты голосования бюллетенями по вопросу №6:

- число голосов «за»	*31 032 431 646;*
- число голосов «против»	*168 786;*
- число голосов «воздержался»	*31 759 738.*

Результаты голосования бюллетенями по вопросу №7:

- число голосов «за»	*30 922 393 818;*
- число голосов «против»	*97 514 151;*
- число голосов «воздержался»	*46 315 876.*

Результаты голосования бюллетенями по вопросу №8:

- число голосов «за»	*30 918 138 637;*
- число голосов «против»	*126 395 042;*
- число голосов «воздержался»	*15 490 232.*

2.6. Формулировки решений, принятых общим собранием:

По вопросу №1 принято решение
«Утвердить годовой отчет ОАО «Сургутнефтегаз» за 2005 год».

По вопросу №2 принято решение
«Утвердить годовую бухгалтерскую отчетность ОАО «Сургутнефтегаз», в том числе отчет о прибылях и убытках за 2005 год».

По вопросу №3 принято решение
«Утвердить распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2005 год. Объявить выплату дивиденда за 2005 год: по привилегированной акции ОАО «Сургутнефтегаз» - 1,05 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,8 рубля; выплата дивидендов производится в рекомендованном Советом директоров порядке. Дата начала выплаты дивидендов – 22.05.2006. Дата окончания выплаты дивидендов – 04.07.2006».

По вопросу №4 принято решение
«Избрать в Совет директоров:

1. *Ананьева Сергея Алексеевича*
2. *Богданова Владимира Леонидовича*
3. *Буланова Александра Николаевича*
4. *Горбунова Игоря Николаевича*
5. *Дручинина Владислава Егоровича*
6. *Захарченко Николая Петровича*
7. *Матвеева Николая Ивановича*
8. *Резяпова Александра Филипповича*
9. *Усманова Илдуса Шагалиевича*

По вопросу №5 принято решение
«Избрать в Ревизионную комиссию ОАО «Сургутнефтегаз»:

1. *Жучко Татьяну Николаевну*
2. *Комарову Валентину Пантелеевну*
3. *Олейник Тамару Федоровну*

По вопросу №6 принято решение
«Утвердить общество с ограниченной ответственностью «Росэкспертиза» аудитором ОАО «Сургутнефтегаз» на 2006 год».

По вопросу №7 решение принято
«Внести изменения в устав ОАО «Сургутнефтегаз».

По вопросу №8 принято решение

«Одобрить сделки, которые могут быть совершены в будущем между ОАО «Сургутнефтегаз» и его аффилированными лицами в процессе осуществления ОАО «Сургутнефтегаз» его обычной хозяйственной деятельности, если указанные сделки соответствуют следующим условиям:

сделка направлена на реализацию видов деятельности, предусмотренных Уставом ОАО «Сургутнефтегаз», и сумма сделки находится в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган ОАО «Сургутнефтегаз» в соответствии с Федеральным законом «Об акционерных обществах».

Данное решение сохраняет силу до годового общего собрания акционеров ОАО «Сургутнефтегаз» по итогам 2006 года».

3. Подпись		
3.1. *Генеральный директор ОАО «Сургутнефтегаз»*	____________________	*В.Л. Богданов*
3.2. Дата 10 мая 2006г.	М.П.	

Сообщение о существенном факте
«Сведения о начисленных доходах по ценным бумагам эмитента»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Сургутнефтегаз»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Сургутнефтегаз»***
1.3. Место нахождения эмитента	***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
1.4. ОГРН эмитента	***1028600584540***
1.5. ИНН эмитента	***8602060555***
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	***00155-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.surgutneftegas.ru***
1.8. Название периодических печатных изданий, используемых эмитентом для опубликования информации	***«Приложение к Вестнику ФСФР России», газета «Нефть Приобья»***

1.9. Код существенного факта	***0600155A10052006***

2. Содержание сообщения

2.1. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО «Сургутнефтегаз»***

2.2. Государственные регистрационные номера выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпусков ценных бумаг: ***ФКЦБ России.***

2.4. Орган управления эмитента, принявший решение о выплате дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО «Сургутнефтегаз».***

2.5. Дата принятия решения о выплате дивидендов по акциям эмитента: ***6 мая 2006 года.***

2.6. Дата составления протокола общего собрания акционеров ОАО «Сургутнефтегаз», на котором принято решение о выплате дивидендов по акциям эмитента: ***10 мая 2006 года.***

2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа):
на обыкновенные акции: 28 580 795 764,00 рубля;
на привилегированные акции: 8 087 098 146,75 рублей;
Размер дивиденда, начисленного на одну акцию определенной категории (типа):
на одну обыкновенную акцию: 0,80 рубля;
на одну привилегированную акцию: 1,05 рубля.

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

2.9. Дата окончания выплаты дивидендов: ***04.07.2006.***

2.10. Общий размер дивидендов, выплаченных по акциям эмитента: ***0,00 рублей.***

3. Подпись

3.1. ***Генеральный директор ОАО «Сургутнефтегаз»*** _______________ ***В.Л. Богданов***

3.2. Дата 10 мая 2006г. М.П.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз»
«Решения, принятые советом директоров «Об образовании единоличного исполнительного органа»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Сургутнефтегаз»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Сургутнефтегаз»***
1.3. Место нахождения эмитента	***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
1.4. ОГРН эмитента	***1028600584540***
1.5. ИНН эмитента	***8602060555***
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	***00155-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.surgutneftegas.ru***

2. Содержание сообщения
2.1. Дата проведения заседания Совета директоров эмитента: ***6 мая 2006 года.***
2.2. Дата составления и номер протокола заседания Совета директоров эмитента: ***6 мая 2006 года, протокол №2.***
2.3. Содержание решения, принятого Советом директоров эмитента:
Совет директоров единогласно решил:
назначить генеральным директором открытого акционерного общества «Сургутнефтегаз» Богданова Владимира Леонидовича.
2.4. Дополнительные сведения о лице, назначенном на должность генерального директора:
- Фамилия, Имя, Отчество: ***Богданов Владимир Леонидович***;
- доля участия данного лица в уставном капитале эмитента: ***0,3028%;***
- доля принадлежащих данному лицу обыкновенных акций эмитента: ***0.3673%;***
- доля участия данного лица в уставном капитале дочерних и зависимых обществ эмитента: ***нет;***
- доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ эмитента: ***нет;***
- доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***нет.***

3. Подпись		
3.1. ***Генеральный директор ОАО «Сургутнефтегаз»***	____________________	***В.Л.Богданов***
3.2. Дата 10 мая 2006г.	М.П.	